

June 24, 2019

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the Shares of
beneficial interest, no par value per share of: Xtrackers S&P 500 ESG ETF of DBX ETF
TRUST under the Exchange Act of 1934.

Sincerely,

Bev Sowyr